

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 11, 2008

Ms. Jacqueline Danforth
President, Principal Executive, Financial and Accounting Officer
FACT Corporation
1530-9th Ave S.E.
Calgary, Alberta, Canada   T2G 0T7

      Re: **FACT Corporation**
              Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006
              Filed February 13, 2008
              Response Letter Dated February 12, 2008
              File No. 000-17232

Dear Ms. Danforth:

      We have reviewed your response letter and filing and have the following additional comment. We have limited our review to those issues we have addressed in our comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information, so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006

Financial Statements, page 21

1.   We note your disclosure on page 3 explaining that you have not included an audit report in your filing and do not intend to obtain an audit for your 2005 financial statements. We also note that even though you have no audit coverage for the 2004, 2005 or 2006 financial information in the filing, you have not labeled all of this as unaudited.

You are required to include audited financial statements, and the corresponding audit reports for the fiscal years covered by this filing, to comply with Item 310(a) of Regulation S-B. We expect your auditors would need to comply with the guidance in Interpretation 15 to AU 508, as it relates to each of the restated years presented, including the fiscal 2004 information presented in Note 3 to your financial statements.

All columnar headings or row captions containing unaudited financial information should be labeled accordingly. Please comply with your reporting obligations.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief